Exhibit 5.2

Attorneys at Law

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New York, New York 10036
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info@foleyshechter.com
www.foleyshechter.com

February 25, 2022

SuperCom Ltd.
3 Rothschild Street
Tel Aviv 6688106
Israel

Re: Registration Statement on Form S-3 (File No. 333-261442)

Ladies and Gentlemen:

We have acted as counsel to SuperCom Ltd., a corporation formed under the laws of Israel (the “Company”), in connection with the offering by the Company of 3,130,000 of its ordinary shares (the “Shares”), par value NIS 0.25 per share (the “ordinary shares”), and pre-funded warrants (the “Warrants”) to purchase 4,401,585 ordinary shares (the “Warrant Shares”) pursuant to the Registration Statement on Form S-3 (File No. 333-261442) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”), the prospectus dated December 27, 2021 contained in the Registration Statement (the “Base Prospectus”); and the prospectus supplement dated February 25, 2022 filed with the SEC pursuant to Rule 424(b) of the Rules and Regulations of the Act (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”). The Shares and Warrants were issued pursuant to a Securities Purchase Agreement dated February 25, 2022 by and among the Company and the purchaser named therein (the “Purchase Agreement”). The Shares, the Warrants and the Warrant Shares are to be sold by the Company as described in the Registration Statement and the Prospectus.

In connection with this opinion, we have examined and relied upon the Registration Statement, the Prospectus, the form of Warrants and the Purchase Agreement. We have also examined originals or copies, certified or otherwise identified to our satisfaction, of the Company’s Memorandum of Association and Articles of Association, and such corporate records of the Company and other certificates and documents of officials of the Company, public officials and others as we have deemed appropriate for purposes of this letter. We have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to authentic original documents of all copies submitted to us as conformed and certified or reproduced copies.

Based upon the foregoing and subject to the assumptions, exceptions, qualifications and limitations set forth hereinafter, we are of the opinion that, provided, that the Warrants have been duly executed and delivered by the Company and duly delivered to the purchaser thereof against payment therefor, the Warrants, when issued and sold as contemplated in the Registration Statement and the Prospectus, will be valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

In rendering the foregoing opinion, we have assumed that: (i) the Company will issue and deliver the Shares, the Warrants and the Warrant Shares in the manner contemplated by the Registration Statement and the Prospectus; and (ii) the Shares, the Warrants and the Warrant Shares will be issued in compliance with applicable federal and state securities laws.

The opinions we express above are based upon a review only of those laws, statutes, rules, ordinances and regulations which, in our experience, a securities lawyer who is a member of the bar of the State of New York and practicing before the SEC exercising customary professional diligence would reasonably recognize as being applicable to the foregoing transactions. In rendering the foregoing opinions we have not examined the laws and we do not express any opinion herein concerning any laws other than the internal laws of the State of New York or consulted with members of this firm who are admitted in any other jurisdictions other than New York with respect to the laws of any other jurisdiction. Accordingly, the opinions we express herein are limited to matters involving the internal laws of the State of New York. We are not rendering any opinion as to compliance with any federal or state antifraud law, rule, or regulation relating to securities, or to the sale or issuance thereof.

In addition, the foregoing opinions are subject to (a) the effect of any bankruptcy, insolvency, reorganization, moratorium, arrangement or similar laws affecting the rights and remedies of creditors’ generally, including without limitation the effect of statutory or other laws regarding fraudulent transfers or preferential transfers, and (b) general principles of equity, including without limitation concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance, injunctive relief or other equitable remedies regardless of whether enforceability is considered in a proceeding in equity or at law.

We hereby consent to the filing of this opinion with the SEC as an exhibit to the Report on Form 6-K to be filed by the Company in connection with the issuance and sale of the Shares and the Warrants in accordance with the requirements of Item 601(b)(5) of Regulation S−K under the Act and to the reference to our firm therein and in the Prospectus under the caption “Legal Matters.” In giving such consent, we do not thereby admit that this firm is within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission under such Section.

Very truly yours,
/s/ Foley Shechter Ablovatskiy LLP